XR Securities LLC

Financial Report
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Blvd., Suite 1000
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Haraburda 312-244-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Matthew Haraburda_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __XR Securities LLC_____ , as of __December 31_____ , 20 __19_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



FRANK J VIVIRITO
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 28, 2023

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Managing Member of XR Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of XR Securities LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 20, 2020

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XR Securities LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	4,246,325
Securities owned, at fair value, pledged		178,829,331
Derivative financial instruments, at fair value		889,909,140
Receivables from clearing brokers		234,563,278
Other assets		260,646
Total assets	$	1,307,808,720
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	244,922,116
Derivative financial instruments, at fair value		1,020,849,317
Payable to affiliates		18,556,799
Accrued expenses		1,535,579
Total liabilities		1,285,863,811
Member's equity		21,944,909
Total liabilities and member's equity	$	1,307,808,720

See Notes to Financial Statement.

XR Securities LLC

Notes to Financial Statement

Note 1.   Organization and Nature of Business

XR Securities LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and whose Designated Self-Regulatory Organization (DSRO) is the Chicago Board Options Exchange. The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by XR Group LLC (the "Member").

The Company has agreements with Goldman, Sachs & Co., L.P. ("GS & Co."), Industrial and Commercial Bank of China ("ICBC"), ABN AMRO Clearing ("ABN") and Societe Generale S.A. ("SocGen") to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GS & Co. to facilitate the Company's trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for customers, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2.   Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing brokers: Receivables from clearing brokers include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing brokers. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

Securities and derivative financial instruments: Securities and derivative transactions and the related gains and losses are recorded on a trade-date basis. Derivative financial instruments and securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized gains and losses reflected in net trading gains and losses in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Liquidity fees and rebates are recognized on an accrual basis and included in commissions, floor brokerage and execution fees on the statement of operations.

Interest and dividends: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date.

XR Securities LLC

Notes to Financial Statement

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the Member's federal tax return. The Member is a limited liability company whose income or loss is includable in the tax returns of its owners.

The FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through the year ended December 31, 2019, that impact the Company's financial statements.

The Member is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2016.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Recently issued accounting pronouncement: In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*, which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, *Leases*. Under ASU 2016-02, lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company has determined that it does not have any lease assets or liabilities and that the adoption of this ASU will not have a significant impact on its financial statements.

Note 3. Receivables from Clearing Brokers

At December 31, 2019, receivables from clearing brokers consist of the following:

Receivable from clearing broker	$	147,738,745
Unsettled trades (net)		262,191,092
Exchange traded futures - open trade equity		(176,935,943)
Dividends receivable (net)		1,577,154
Interest payable (net)		(7,770)
	$	234,563,278

Per the Federal Reserve Board's regulations, the Company is required to maintain a minimum net liquidating value of $1,000,000 at each clearing broker, where it maintains a Joint Back Office Arrangement. In addition to the Joint Back Office minimum, each clearing broker may request a higher minimum net liquidating value at its discretion. Securities owned are generally pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities to others, subject to certain limitations.

XR Securities LLC

Notes to Financial Statement

Note 4.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Certain equity-index derivatives are valued by taking the average of the best bid/offer midpoint as quoted from the exchange at each minute for the last few minutes of trading up to the close of trading in its underlying instrument and are categorized in Level 1 of the fair value hierarchy.

XR Securities LLC

Notes to Financial Statement

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2019, all of which are considered Level 1:

	Level 1
Assets	
Securities owned:	
Equities	$ 178,829,331
Derivative financial instruments:	
Equity options	838,518,123
Options on futures contracts	51,391,017
	889,909,140
Total	$ 1,068,738,471
Liabilities	
Receivables from clearing brokers:	
Open futures contracts	$ 176,935,943
Securities sold, not yet purchased:	
Equities	244,922,116
Derivative financial instruments:	
Equity options	964,870,492
Options on futures contracts	55,978,825
	1,020,849,317
Total	$ 1,442,707,376

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

XR Securities LLC

Notes to Financial Statement

Note 5. Related-Party Transactions

An entity affiliated by common ownership (the "Affiliate") provides certain management services, such as occupancy, technology, compensation, and other administrative services for the Company. As of December 31, 2019, the outstanding balance for shared expenses due to the Affiliate was $18,556,799 and is presented as payable to affiliate on the statement of financial condition.

Certain exchange memberships owned by the Member, having an aggregate fair value at December 31, 2019 of $355,500, are registered for and assigned to the Company in order to provide exchange memberships and other privileges.

Note 6. Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect the Company's financial position, results of operations, and cash flows.

The Company's derivative activities are limited to the trading of equity options, futures and options on futures contracts. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

At December 31, 2019, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition

	Assets at Fair Value	Liabilities at Fair Value	Net
Futures contracts (included in receivables from clearing brokers):			
Equity index	$ 416,877	$(177,311,146)	$(176,894,269)
Commodity	260,000	(299,405)	(39,405)
Currency	-	(2,269)	(2,269)
	$ 676,877	$(177,612,820)	$(176,935,943)
Options on futures contracts (included in derivative financial instruments, at fair value):			
Equity index	$ 51,391,017	$ (55,978,825)	$ (4,587,808)
Equity options (included in derivative financial instruments, at fair value):			
Equity Index	$ 795,621,190	$ (915,263,468)	$ (119,642,278)
Equity	42,769,263	(49,218,585)	(6,449,322)
Commodity	112,187	(387,804)	(275,617)
Currency	15,483	(604)	14,879
Interest Rate	-	(31)	(31)
	$ 838,518,123	$ (964,870,492)	$ (126,352,369)

XR Securities LLC

Notes to Financial Statement

Note 6. Derivative Instruments (Continued)

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded future and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contract. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of December 31, 2019, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

The following table provides disclosure regarding the potential effect of offsetting of derivative assets and liabilities presented in the statement of financial condition.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Pledged	
Assets						
Futures contracts	$ 676,877	$ (676,877)	$ -	$ -	$ -	$ -
Liabilities						
Futures contracts	$ 177,612,820	$ (676,877)	$ 176,935,943	$ -	$ -	$176,935,943

The gross amounts of derivative assets presented in the preceding table are included in the receivables from clearing brokers reported in the statement of financial condition.

Note 7. Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

XR Securities LLC

Notes to Financial Statement

Note 8.   Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through GS & Co., ABN and ICBC and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GS & Co., ABN and ICBC collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

The Company places its cash with financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price, and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 9.   Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

XR Securities LLC

Notes to Financial Statement

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2019, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of written option contracts as of December 31, 2019, are included as liabilities in derivative financial instruments and in securities sold, not yet purchased on the statement of financial condition.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $21,660,932 which was $20,321,439 in excess of its required net capital of $1,339,493. The minimum net capital requirement is the greater of the Company's option and equity market making minimums $302,500 or 6-2/3% of aggregate indebtedness. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $100,000 plus $2,500 for each equity security in which it makes a market with a limit of $1,000,000. The Company's net capital ratio was 0.93 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.